Exhibit 99.1

HUYA Inc. Provides Update on Share Repurchase Program

GUANGZHOU, China, March 21, 2025 /PRNewswire/ -- HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today provided an update on its ongoing share repurchase program in response to investor inquiry. As previously disclosed, under this program, the Company is authorized to repurchase up to US$100 million of its American depositary shares (“ADSs”) or ordinary shares until March 31, 2026. In a show of confidence following the recent fluctuations in its stock price, Huya repurchased approximately US$1.1 million worth of its ADSs on March 20, 2025, with the number of ADSs acquired nearly reaching the daily repurchase limit under Rule 10b-18 for that day.

Mr. Raymond Peng Lei, Acting Co-Chief Executive Officer and Chief Financial Officer of Huya, commented, “This recent share repurchase demonstrates our commitment to enhancing shareholder value and reflects our belief that the Company’s current market valuation does not accurately represent its underlying fundamentals and future prospects. We remain steadfast in our dedication to the long-term development of our business and the creation of sustainable value for our stakeholders.”

Going forward, Huya will continue to evaluate market conditions and repurchase shares from time to time under its share repurchase program. The timing, frequency, volume and other specific terms of any future repurchases will be at the Company’s full discretion, subject to market conditions, the share repurchase program and applicable law. This update is provided in response to recent investor inquiry, and the Company is not obligated to provide regular updates on repurchase activities beyond those legally required.

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China. As a technology-driven company, Huya offers rich and dynamic content across games, e-sports, and other entertainment genres where it has cultivated a large, highly engaged, interactive, immersive community of game enthusiasts. Building on its success in game live streaming and through close collaboration with game companies, e-sports tournament organizers, broadcasters and talent agencies, Huya is expanding its presence in the game industry, both domestically and internationally. By providing more innovative game-related services, the Company is committed to meeting the evolving needs of game enthusiasts, content creators, and industry partners.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the live streaming market and game market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; Huya’s efforts in complying with applicable data privacy and security regulations; fluctuations in general economic and business conditions in China; the economy in China and elsewhere generally; any regulatory developments in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

Piacente Financial Communications

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com